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                                                            EXHIBIT 5.1


November 26, 1997


Interleaf, Inc.
62 Fourth Avenue
Waltham, MA  02154


Gentlemen:

               I have assisted in the preparation of a Registration Statement on Form S-3 to be filed with the Securities and Exchange Commission (the "Registration Statement"), relating to 5,592,000 shares of Common Stock, $.01 par value per share (the "Shares"), of Interleaf, Inc., a Massachusetts corporation (the "Company"), pursuant to the several 6% Convertible Preferred Stock Investment Agreements between the Company and each of certain accredited investors (collectively, the "Agreement").

               I have examined (i) the Restated Articles of Organization and By-laws of the Company and all amendments thereto, (ii) the Agreement, and
(iii) such records of meetings of the directors and stockholders of the Company, documents and other instruments as in my judgment are necessary or appropriate to enable me to render the opinion expressed below.

               In my examination of the foregoing documents, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies, and the authenticity of the originals of such latter documents.

               Based upon the foregoing, I am of the opinion that the Shares have been duly authorized for issuance and, when issued upon conversion of the Series 6% Convertible Preferred Stock in accordance with the terms thereof and pursuant to the terms of the Agreement, will be legally issued, fully paid and nonassessable.

               I hereby consent to the use of my name in the Registration Statement and consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement.

Very truly yours,


/s/ CRAIG NEWFIELD
--------------------
Craig Newfield, Esq.
GENERAL COUNSEL